BAINBRIDGE CAPITAL SECURITIES, INC.


FINANCIAL STATEMENTS
TOGETHER WITH SUPPORTING
SCHEDULES AND AUDITORS' REPORT


AUGUST 31, 2025

| OMB APPROVAL |
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| SEC FILE NUMBER |
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| 8-70357 |

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 09/01/24 (MM/DD/YY) AND ENDING 08/31/25 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Bainbridge Capital Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

4445 Eastgate Mall, Suite 200
(No. and Street)

| San Diego | CA | 92121 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Tarik Abdala | +5511971213143 | tabdala@bainbridge.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Spicer Jeffries LLP
(Name – if individual, state last, first, and middle name)

| 4601 DTC Boulevard, Suite 700 | Denver | CO | 80237 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 10/20/03 | 349 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, <u>Tarik Abdala</u> , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>Bainbridge Capital Securities, Inc.</u> , as of <u>8/31</u> , 2 <u>025</u> , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Notarized online using audio-video communication

Matthew Jenkins
Notary Public
State of Delaware
Commission #: None
My Commission Expires On 06/29/2028

Signature: **Tarik Abdala**

Title:
CEO

**This filing\*\* contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

\*\**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



**SPICER JEFFRIES LLP**
Certified Public Accountants

4601 DTC BOULEVARD • SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of
Bainbridge Capital Securities, Inc.

## Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Bainbridge Capital Securities, Inc. (the "Company") as of August 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of August 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

## Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2020.

*Spicer Jeffries LLP*

Denver, Colorado
December 8, 2025


**Bainbridge Capital Securities, Inc.**
**STATEMENT OF FINANCIAL CONDITION**
**August 31, 2025**

**ASSETS**


| | | |
|---|---|---:|
| Cash | $ | 6,147 |
| Other Current Assets | | 2,927 |
| Other Receivables | | 478 |
| Prepaid Expenses | | 1,815 |
| | | |
| **TOTAL ASSETS** | $ | 11,367 |


**LIABILITIES AND SHAREHOLDER'S EQUITY**


Liabilities:

| | | |
|---|---|---:|
| Accounts Payable and Accrued Expenses | $ | - |
| **TOTAL LIABILTITIES** | $ | - |

Commitment & Contingencies (Note 7)

Shareholder's Equity:

| | |
|---|---:|
| Common Stock - no par value: 100,000 | |
| shares authorized, 0 shares issued and outstanding | **-** |
| Additional Paid-in Capital | 334,073 |
| Retained Earnings (Deficit) | (322,706) |
| | |
| Total Shareholder's Equity | 11,367 |

| | | |
|---|---|---:|
| **TOTAL LIABILITIES & SHAREHOLDER'S EQUITY** | $ | 11,367 |


See accompanying notes to financial statements.


1.      Organization and Summary of Significant Accounting Policies

   Description of Business

   Bainbridge Capital Securities, Inc (the "Company") was incorporated on April 2, 2018 in the State of California.  In September 2019, the Company registered with the Securities and Exchange Commission ("SEC") as a fully disclosed securities broker-dealer pursuant to Section 15 (b) of the Securities Exchange Act of 1934.  In May 2020, the Company became a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") The Company is subject to various governmental rules and regulations including the Net Capital Rule set forth in Rule 15c3-1 of the Securities Exchange Act of 1934.  The Company is a wholly-owned subsidiary of Bainbridge Securities Holdings, Inc. (the "Parent"). The Company's primary business consists of providing investment banking and buy and sell side M&A services related to the structuring and financing of ESOP buyout transactions.

   Cash

   Cash consists of cash in deposit accounts that the Company maintains at one institution, which at times may exceed federally insured limits.  Accounts at the institution are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. The Company has not experienced any losses in such accounts.  At August 31, 2025 the company's cash balance did not exceed the FDIC insured limit.

   Basis of Presentation

   The financial statements of the company have been prepared using accounting principles generally accepted in the United States of America ("U.S. GAAP").

   Revenue from Contracts with Customers

   In May 2014, the Financial Accounting Standards Board ("FASB") issues Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). This accounting standard, along with its related amendments, replaces the current rules-based GAAP governing revenue recognition with a principles-based approach.

**Bainbridge Capital Securities, Inc.**
**Notes to Financial Statements**
**For the year ending August 31, 2025**

1.      Organization and Summary of Significant Accounting Policies (continued)

Revenue from Contracts with Customers (continued)

Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised services to the customers.  A service is transferred to a customer when, or as, the customer obtains control of that service.  A performance obligation may be satisfied over time or at a point in time.  Revenue from a performance obligation satisfied over time is recognized by measuring progress in satisfying the performance obligation in a manner that depicts the transfer of the services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized when it is determined the customer obtains control over the promised service.  The amount of revenue recognized reflects the consideration the Company expects to be entitled to in exchange for those promised services (i.e. the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainties with respect to the amount are resolved.  In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive values of past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility or the judgement and actions of third parties.

During the year ended August 31, 2025 the Company did not generate any revenue and did not have any contracts with customers.

Contract Balances

Income is recognized upon completion of the related performance obligation and when an unconditional right to payment exists. The timing of revenue recognition may differ from the timing of customer payments.  Fees received prior to the completion of the performance obligation are recorded as deferred revenue on the statement of financial condition until such time when the performance obligation is met.

Contract Costs

Direct incremental costs to obtain a contract or fulfill a contract are evaluated under the criteria for capitalization on a contract by contract basis. There were no capitalized contract costs at August 31, 2025.

**Bainbridge Capital Securities, Inc.**
**Notes to Financial Statements**
**For the year ending August 31, 2025**

Use of Estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Accordingly, actual amounts may differ from estimated amounts.

Income Taxes

The Company is included with its Parent in a consolidated return for federal tax purposes, and combined tax returns for state and local purposes. The Company has adopted ASU 2019-12, Income Taxes (Topic 740) and as a result does not allocate the consolidated amount of current and deferred tax expenses to the Company.

2.    Related Party Transactions

The Company is party to an expense sharing agreement with the Parent under which the Company is responsible for a portion of indirect costs incurred in the provision of support services. The Company recorded a shared salary cost of $9,664 during the year. No other shared costs were incurred during this financial year. The Parent also paid the following expenses on behalf of the company during this financial year; Global Relay, Insurance, Legal & Professional Services and Regulatory FINRA fees totaling $47,212.

3.    Indemnification

The Company enters into contracts that contain a variety of indemnifications for which the maximum exposure is unknown. The Company has no current claims or losses pursuant such contracts.

4.    Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At August 31, 2025, the Company had net capital of $6,147, which was $1,147 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital was 0 to 1.

5.    Litigation

In the normal course of business, the Company may be a party to litigation and regulatory matters. As of August 31, 2025, the Company was not involved in any litigation.

6.     Operating Losses and Capital Contributions

The Company has generated no revenues and has recurring losses from operations. The Parent contributes capital, as necessary, so that the Company can meet its financial obligations. The Parent has currently evaluated the Company's ability to meet its obligations and has assessed that the Company will have sufficient cash to meet its obligations over the next year.

The Parent company is committing capital through 2026 to build its broker dealer activities across investment banking client services. The Company has several prospective clients and sell side investment bankers queued up for Quarter 1 of 2026. The board of directors of the Parent holding company will continue to fully fund operations through the new calendar year to expand and scale an investment banking practice.

7.     Commitments and Contingencies

The Company does not have any commitments, guarantees or contingencies, including arbitration or other litigation claims that may result in a loss or a future obligation. The Company is not aware of any threats or other circumstances that may lead to the assertion of a claim at a future date.

8.     Subsequent Events

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

The Parent company has provided cash contributions totaling $15,500 and non-cash contributions totaling $38,823 after the fiscal year. These contributions were utilized to pay the following expenses on behalf of the company after this financial year; Audit fees, Global Relay, Insurance, Legal & Professional Services and Regulatory FINRA fees. The Company recorded a shared salary cost of $1,815 after the fiscal year.

9.     Segment Reporting

The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.